Exhibit 99.1

iKang Announces Receipt of Acquisition Proposal from Yunfeng Capital and Alibaba

BEIJING, March 12, 2018 (GLOBE NEWSWIRE) — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), a major provider in China’s fast growing private preventive healthcare services market, today announced certain developments with respect to the previously disclosed potential going private transaction proposed by Yunfeng Capital (“Yunfeng”) on June 6, 2016, which the Company’s special committee of independent directors (the “Special Committee”) has been continuing to negotiate with Yunfeng.

The Special Committee has received a proposal from Yunfeng and Alibaba Investment Limited (“Alibaba”), proposing a transaction in which a consortium led by Yunfeng and Alibaba would acquire all of the outstanding Class A common shares (“Class A Shares”), Class C common shares (“Class C Shares,” and together with Class A Shares, the “Shares”) and American depositary shares (“ADSs,” each representing ½ of a Class A Share) of the Company in an all-cash transaction for US$20.00 per ADS or US$40.00 per Share (the “Yunfeng/Alibaba Proposal”).  The Special Committee has been informed that Yunfeng and Alibaba are in discussions with certain significant shareholders regarding their potential support for the Yunfeng/Alibaba Proposal and potential rollover arrangements in connection with the proposed transaction.

The Special Committee will carefully consider and evaluate, with the assistance of the Special Committee’s independent financial and legal advisors, the Yunfeng/Alibaba Proposal.

The Board cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made with respect to the Yunfeng/Alibaba Proposal. There can be no assurance that any agreement will be executed or that the Yunfeng/Alibaba Proposal, any other potential proposal submitted to the Company or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is one of the largest providers in China’s fast-growing private preventive healthcare space through its nationwide healthcare services network.

iKang’s nationwide integrated network of multi-brand self-owned medical centers and third-party facilities, provides comprehensive and high-quality preventive healthcare solutions across China, including medical examination, disease screening, dental service and other value-added services. iKang’s customer base primarily comprises corporate clients, who contract with iKang to deliver medical examination services to their employees and clients, and receive these services at pre-agreed rates. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2017 and fiscal first half year ended September 30, 2017, iKang served a total of 5.58 million and 3.24 million customer visits, respectively.

As of March 12, 2018, iKang has a nationwide network of 110 self-owned operating medical centers, covering 33 of China’s most affluent cities: Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang, Shenyang, Xi’an, Wuhu, Guiyang, Ningbo, Foshan, Jinan, Bijie, Qingdao, Wuxi, Kaili, Mianyang and Zhenjiang, as well as Hong Kong. iKang has also extended its coverage to over 200 cities by contracting with over 400 third-party facilities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not operate its own medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: whether any definitive offer will be made, or if made, whether it will be approved and consummated; iKang’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.

Christy Xie

Director of Investor Relations

Tel: +86 10 5320 8599

Email: ir@ikang.com

Website: www.ikanggroup.com

FleishmanHillard

Email: ikang@fleishman.com